Item 77 D - Insert

Scudder Advisor Funds--N-SAR

At the June 2004 Board meeting, the Board of Trustees approved a name change for Mid Cap Fund to Scudder Mid Cap Growth Fund. The Board also approved a change in the Fund's benchmark from the S&P 400 Index to the Russell Mid Cap Growth Index. The Board amended the Fund's 80% investment policy to the following:

Under normal circumstances, the fund invests at least 80% of its assets, determined at the time of purchase, in companies with market caps within the market capitalization range of the Russell Mid-Cap Growth Index or securities with equity characteristics that provide exposure to those companies.

At the June 2004 Board meeting, the Board of Trustees approved a name change for Small Cap Fund to Scudder Small Cap Growth Fund. The Board also approved a change in the Fund's benchmark from the Russell 2000 Index to the Russell 2000 Growth Index.